SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated March 10, 2005


                           Commission File No. 1-14838

                               ------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: Press release dated March 1, 2005 announcing Rhodia's annual results for 2004.

[Rhodia logo]


                                                                   PRESS RELEASE


                               2004 ANNUAL RESULTS
                               -------------------


                          RHODIA MEETS ITS COMMITMENTS

                           GROUP'S RECOVERY CONTINUES



Paris, March 1, 2005 - Following a meeting of its Board of Directors on February 28, Rhodia today released its audited financial results for 2004. Highlights for the year included:


o Improving operating performance, led by growth in volumes and price increases

o 22.3% improvement in EBITDA before restructuring costs, on a constant perimeter and exchange rate basis, from 364 million euros in 2003 to 445 million euros in 2004

o    euro 117 million fixed costs savings in 2004

o    euro 791 million in net proceeds from the completed divestiture plan

o 25% reduction in total net debt (3,240 million euros at the end of 2003 to 2,418 million euros at the end of 2004)

o Successful implementation of the refinancing plan and extension of bond maturities




     Simplified income statement
     In millions of euros

     ---------------------------------------------------------------------------
       2003           2003                                                  2004
     Reported      Restated*
     ---------------------------------------------------------------------------
      5,453          4,946     Net sales                                   5,281
     ---------------------------------------------------------------------------
       435            364      EBITDA before restructuring costs            445
     ---------------------------------------------------------------------------
         8%           7.4%     EBITDA margin before restructuring           8.4%
     ---------------------------------------------------------------------------
       364            294      EBITDA after restructuring costs             212
     ---------------------------------------------------------------------------
       6.7%           5.9%     EBITDA margin after restructuring costs       4%
     ---------------------------------------------------------------------------
      (159)          (153)     Operating loss                              (348)
     ---------------------------------------------------------------------------
                               Net loss
     (1,351)           -       after amortization of goodwill              (625)
     ---------------------------------------------------------------------------

     *Restated to account for divestitures completed in 2004 and at current exchange rates

>> Improving operating performance, led by growth in volumes and price increases

     o    Fourth quarter advancement

          In millions of euros

          ------------------------------------------------------------------------------
            4th Quarter 2003                                            4th Quarter 2004
          Reported   Restated*
          ------------------------------------------------------------------------------
            1,318     1,115       Net sales                                   1,233
          ------------------------------------------------------------------------------
             112        89        EBITDA before restructuring                  109
          ------------------------------------------------------------------------------
             8.5%       8%        EBITDA margin before restructuring          8.8%
          ------------------------------------------------------------------------------

          *Restated to account for divestitures completed in 2004 and at current exchange rates


Net sales for the fourth quarter stood at 1,233 million euros, a 10.6% increase over the same period in 2003 on the same basis (constant structure and exchange rates). This performance reflects the strong emphasis in 2004 on raising selling prices which resulted in a 7.7% increase in prices in the fourth quarter of 2004 compared with the fourth quarter of 2003, excluding transactional exchange rate effects. Over the same period, volumes rose 4.1% compared to 2003. For the fourth quarter, EBITDA before restructuring increased 22.5% to 109 million euros, on the same basis (constant structure and exchange rates).


     o    Continuous improvement in operational performance in 2004

Rhodia reported net sales of euro 5,281 million for 2004, a 3% decline from 2003 reflecting the impact of divestitures during the year (-6.3%) and currency effects (-3%). On the same basis (comparable perimeter and exchange rates), net sales rose 6.8% for the year.

Sales grew 2.7% from price increases, excluding transactional exchange rate effects (-1.2%). Higher pricing offset 70% of the increase in raw material costs for the full year and nearly 90% of the increase during the fourth quarter.

At the same time, volumes rose 5.3% over 2003 in an environment of sustained demand in most of the Group's markets, particularly in Asia, the United States and Latin America.

In 2004, the Group initiated a fixed cost reduction program that saved euro 117 million over the year.

Earnings before interest, taxes, depreciation and amortization (EBITDA) before restructuring stood at euro 445 million in 2004, a 22.3% increase over 2003 on the same basis (comparable perimeter and exchange rates), attributable mainly to fixed costs reduction. On the same basis (comparable perimeter and exchange rates), EBITDA margin before restructuring increased to 8.4% from 7.4% in 2003.

The consolidated operating loss totalled euro 348 million versus euro 153 million in 2003, on the same basis (comparable perimeter and exchange rates). It reflects amortization (euro 410 million), as well as exceptional items related to 2004 restructuring provisions (euro 163 million), the revaluation of environmental liabilities to 2020 (euro 69 million) and depreciation of tangible assets (euro 150 million).

Net financial expense (euro 263 million) comprised euro 178 million in interest expense, euro 60 million in non-recurring costs related to refinancing and euro 25 million in other financial charges.

Other gains and losses stood at 259 million euros of which 232 million euros was for capital gains from divestitures.

Net loss amounted to euro 625 million versus a loss of euro 1,351 million in 2003 and includes equity in earnings of affiliated companies of -58 million euros (Nylstar), a tax charge of 56 million euros and the exceptional amortization of goodwill (euro 133 million) announced January 19.

>>   A 25% reduction in total net debt in 2004

Rhodia carefully manages its capital expenditures, which totalled euro 199 million in 2004 versus euro 233 million in 2003, and is continuing to improve management of its Operating Working Capital needs, which represented 12.6% of net sales at December 31, 2004 versus 13.6% a year earlier.

Operating cash flow* amounted to euro 43 million in 2004, while free cash flow was a negative euro 271 million at year-end due to restructuring costs
(euro 115 million) and capital expenditures over the period (euro 199 million).

Consolidated net debt totalled euro 1,929 million at December 31, 2004, compared with euro 2,567 million at the end of 2003. Total net debt, including off-balance sheet items, stood at euro 2,418 million, a reduction of 25% compared with the end of 2003.

As of December 31, 2004, the Group's liquidity, including available bank facilities, exceeded euro 1 billion.


>>   Rhodia met its commitments in 2004

     o    Refinancing

          The success of the euro 471 million rights issue, the May 2004 issue of euro 700 million in bonds and the renegotiation of a new bank facility enabled Rhodia to achieve its refinancing plan. In addition, the euro 500 million senior notes issue in February 2005 extended the maturity of the Group's bond debt to 2010.

     o    Divestment program

          The 2004 divestiture target was exceeded, with proceeds, net of transaction costs, of euro 791 million for the year.

     o    Resizing the organization and reducing costs

          In 2004, cost reduction plans generated savings of euro 117 million.

          As of December 31, 2004, 61% of the two year support function reorganization plan had been completed, with the elimination of more than 800 of the 1,329 jobs identified as redundant worldwide.

          At the same time, the industrial restructuring programs led by the Enterprises are proceeding in line with objectives, with dedicated action plans underway.

          In France, these restructuring plans are being implemented as part of the framework agreement signed by all of the Group's unions, which is designed to harmonize the consultation process and conditions of departure offered to the people affected.





*Net cash flows from operating activities before restructuring costs, capital expenditures and the securitization program change.

>>   Rhodia is dedicated to strengthening its corporate governance

     The appointment of new independent directors from different backgrounds --Jerome Contamine, Francis Mer and Aldo Cardoso--has contributed to enhancing the quality of the corporate governance process. Today, the three Board committees are chaired by independent directors: Aldo Cardoso for the Audit Committee, Michel de Fabiani for the Compensation and Selection Committee and Francis Mer for the Strategic Committee.

     In addition, the renewal of the senior management team has led to the appointment of Bruno Mouclier as Group Executive Vice President and Chief Financial Officer and of Jean-Pierre Labroue as Group Executive Vice President, General Counsel and Corporate Secretary.


>>   Rhodia reconfigured to meet the challenge of competitiveness

     Rhodia has streamlined its organization and refocused its portfolio on competitive technologies and businesses. More than 60% of 2004 sales generated an aggregate EBITDA margin above the Group's 2006 target of 13%.

     Businesses having an adverse impact on margins have been identified and specific action plans are being implemented and are progressing in line with objectives.

     In addition, Rhodia has continued to strengthen its positions in fast growing regions like Latin America and Asia, especially China. Activity in China increased by 29% in 2004. China accounted for 5% of the Group's consolidated sales. With nearly 3,150 employees, China today represents the Group's third largest country in terms of employees, after France and Brazil. The local manufacturing base is being strengthened, including through construction of a new engineering plastics plant in Shanghai.

     During a year shaped by profound transformations, safety standards were improved across the organization in 2004 with a rate of lost-time accidents per million hours worked of 0.9, ranking Rhodia among the top five chemical companies worldwide in the area of workplace safety.


>>   Outlook

     The first-half 2005 economic environment is expected to be driven by sustained demand, particularly in Asia, the United States and Latin America, high raw materials prices and an unfavorable euro/dollar exchange rate. First-quarter business indicators have confirmed these trends.

     Rhodia is staying the course in 2005 by continuing to implement its restructuring plan, improve its margins and control its debt.

     Rhodia confirms its 2006 objectives (under French GAAP):

          >>   A recurring EBITDA margin of at least 13%.
          >>   A return to positive net income in 2006.
          >>   A ratio of consolidated net debt to EBITDA of less than 3.5.




--------------------------------------------------------------------------------
   This press release and a detailed presentation of the 2004 results will be available at www.rhodia.com as of 7:30 this morning.
--------------------------------------------------------------------------------

This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of euro 5.3 billion in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.




Contacts

Press Relations
---------------
Lucia Dumas                     [telephone icon] +33 1 55 38 45 48
Anne-Laurence de Villepin       [telephone icon] +33 1 55 38 40 25

Investor Relations
------------------
Nicolas Nerot                   [telephone icon] +33 1 55 38 43 08

CONSOLIDATED INCOME
-------------------
STATEMENT
---------
(French GAAP)

--------------------------------------------------------------------------------
                 In millions of euros                        Q4 2003     Q4 2004
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Sales                                                     1,318       1,233
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBITDA before restructuring                                     112         109
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBITDA                                                           85         -17
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating Profit                                                -17        -268
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Equity in earnings of affiliated companies                      -17         -31
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Interest expenses                                              -141         -61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Other gains and losses                                          -33           8
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Income Tax                                                       41          22
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Minority Interests                                               -1          -2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Goodwill amortization                                            -5        -137
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net result after minorities                                    -172        -468
(after goodwill amortization)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Earning/(loss) per share (euro)*
(after goodwill amortization)                                  -0.96       -0.75
--------------------------------------------------------------------------------

* calculated on the base of 627 582 158 shares

CONSOLIDATED BALANCE SHEET

                                              ----------------------------------
                                                September 04       December 04
                                              ----------------------------------
In millions of euros

Fixed Assets                                       3,467              3,110
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Current Net Assets                                  399                256
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total Assets                                       3,866              3,366
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Shareholders' Equity*                               590                93
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Long Term & Short Term Liabilities                 1,228              1,344
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Debt                                           2,048              1,929
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total Liabilities                                  3,866              3,366
--------------------------------------------------------------------------------

* including minority interests

--------------------------------------------------------------------------------
In millions of euros                Q4 2003     Q4 2003     Q4 2004         %
--------------------------------------------------------------------------------
                                               restated
----------------------------------
RHODIA (consolidated)                              (A)         (B)       (B)/(A)
--------------------------------------------------------------------------------
Net Sales                             1,318       1,115       1,233        111%
--------------------------------------------------------------------------------
EBITDA before restruct.                  112          89         109        122%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %             8.5%        8.0%        8.8%
--------------------------------------------------------------------------------
EBITDA                                   85          59         -17        N/A
--------------------------------------------------------------------------------

----------------------------------
HPCII
--------------------------------------------------------------------------------
Net Sales                               146         134         144        107%
--------------------------------------------------------------------------------
EBITDA before restruct.                  18          15          17        113%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %             12.1%       11.5%       11.9%
--------------------------------------------------------------------------------
EBITDA                                   16          14          16        114%
--------------------------------------------------------------------------------

----------------------------------
PPF
--------------------------------------------------------------------------------
Net Sales                               257          85          95        112%
--------------------------------------------------------------------------------
EBITDA before restruct.                  17           1           5        500%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %             6.7%        1.2%        5.1%
--------------------------------------------------------------------------------
EBITDA                                   14           0          -9        N/A
--------------------------------------------------------------------------------

----------------------------------
RE3S
--------------------------------------------------------------------------------
Net Sales                               177         173         188        109%
--------------------------------------------------------------------------------
EBITDA before restruct.                  18          16          19        119%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %             9.9%        9.4%       10.0%
--------------------------------------------------------------------------------
EBITDA                                   14          10          16        160%
--------------------------------------------------------------------------------

----------------------------------
PPMC
--------------------------------------------------------------------------------
Net Sales                               123         115         131        114%
--------------------------------------------------------------------------------
EBITDA before restruct.                  11           9          14        156%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %             8.5%        8.2%       10.5%
--------------------------------------------------------------------------------
EBITDA                                    9           8          -4        N/A
--------------------------------------------------------------------------------

----------------------------------
POLYAMIDE
--------------------------------------------------------------------------------
Net Sales                               348         341         421        123%
--------------------------------------------------------------------------------
EBITDA before restruct.                  52          53          59        111%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %            15.0%       15.4%       14.0%
--------------------------------------------------------------------------------
EBITDA                                   51          51          45         88%
--------------------------------------------------------------------------------

----------------------------------
ACETOW
--------------------------------------------------------------------------------
Net Sales                                99          97          95         98%
--------------------------------------------------------------------------------
EBITDA before restruct.                  23          22          19         86%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %            23.1%       23.1%       20.1%
--------------------------------------------------------------------------------
EBITDA                                   23          22          19         86%
--------------------------------------------------------------------------------

----------------------------------
ECO SERVICES
--------------------------------------------------------------------------------
Net Sales                                49          45          44         98%
--------------------------------------------------------------------------------
EBITDA before restruct.                   3           2           2        100%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %             5.1%        3.4%        5.5%
--------------------------------------------------------------------------------
EBITDA                                    2           1           2        200%
--------------------------------------------------------------------------------

----------------------------------
PPA
--------------------------------------------------------------------------------
Net Sales                                93          91          85         93%
--------------------------------------------------------------------------------
EBITDA before restruct.                   5           5           6        120%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %             5.9%        5.7%        6.8%
--------------------------------------------------------------------------------
EBITDA                                    5           5          -1        N/A
--------------------------------------------------------------------------------

----------------------------------
RPS
--------------------------------------------------------------------------------
Net Sales                                65          58          56         97%
--------------------------------------------------------------------------------
EBITDA before restruct.                   4           3          -3        N/A
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %             6.7%        5.9%      -4.8%
--------------------------------------------------------------------------------
EBITDA                                    5           4          -7        N/A
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Intercompany Sales                      -38         -24         -26        108%
--------------------------------------------------------------------------------

----------------------------------
CORPORATE & OTHERS
--------------------------------------------------------------------------------
EBITDA before restruct.                 -38         -38         -29         76%
--------------------------------------------------------------------------------
EBITDA                                  -54         -56         -95        170%
--------------------------------------------------------------------------------

CONSOLIDATED INCOME STATEMENT
(French GAAP)

--------------------------------------------------------------------------------
               In millions of euros                        2003         2004
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Sales                                                  5,453        5,281
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBITDA before restructuring                                 435          445
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBITDA                                                      364          212
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating Profit                                           -159         -348
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Equity in earnings of affiliated companies                  -95          -58
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Interest expenses                                          -250         -263
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Other gains and losses                                      -98          259
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Income Tax                                                 -142          -56
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Minority Interests                                          -5           -9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Goodwill amortization                                      -602         -150
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net result after minorities                               -1,351        -625
(after goodwill amortization)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Earning/(loss) per share (euro)                            -7.53*       -1.33**
(after goodwill amortization)
--------------------------------------------------------------------------------

 * calculated on the base of 179 309 188  shares
** calculated on the base of 471 607 727 shares (average number of shares in circulation)

CONSOLIDATED BALANCE SHEET

                                            ------------------------------------
                                                December 03       December 04
                                            ------------------------------------
In millions of euros

--------------------------------------------------------------------------------
Fixed Assets                                       3,968             3,110
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Current Net Assets                                  200               256
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total Assets                                       4,168             3,366
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Shareholders' Equity*                               275               93
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Long Term & Short Term Liabilities                 1,326             1,344
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Debt                                           2,567             1,929
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total Liabilities                                  4,168             3,366
--------------------------------------------------------------------------------

* including minority interests

--------------------------------------------------------------------------------
In millions of euros                    2003       2003       2004         %
--------------------------------------------------------------------------------
                                                 restated
---------------------------
RHODIA (consolidated)                              (A)        (B)       (B)/(A)
--------------------------------------------------------------------------------
Net Sales                              5,453      4,946      5,281        107%
--------------------------------------------------------------------------------
EBITDA before restruct.                  435        364        445        122%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %              8.0%       7.4%       8.4%
--------------------------------------------------------------------------------
EBITDA                                   364        294        212         72%
--------------------------------------------------------------------------------

---------------------------
HPCII
--------------------------------------------------------------------------------
Net Sales                                609        558        608        109%
--------------------------------------------------------------------------------
EBITDA before restruct.                   74         65         76        117%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %             12.1%      11.6%      12.5%
--------------------------------------------------------------------------------
EBITDA                                    71         62         74        119%
--------------------------------------------------------------------------------

---------------------------
PPF
--------------------------------------------------------------------------------
Net Sales                              1,108        737        796        108%
--------------------------------------------------------------------------------
EBITDA before restruct.                   92         48         72        150%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %              8.3%       6.6%       9.1%
--------------------------------------------------------------------------------
EBITDA                                    75         35         55        157%
--------------------------------------------------------------------------------

---------------------------
RE3S
--------------------------------------------------------------------------------
Net Sales                                721        703        748        106%
--------------------------------------------------------------------------------
EBITDA before restruct.                   58         55         53         96%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %              8.0%       7.8%       7.1%
--------------------------------------------------------------------------------
EBITDA                                    53         46         50        109%
--------------------------------------------------------------------------------

---------------------------
PPMC
--------------------------------------------------------------------------------
Net Sales                                523        494        527        107%
--------------------------------------------------------------------------------
EBITDA before restruct.                   38         34         25         74%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %              7.2%       6.8%       4.8%
--------------------------------------------------------------------------------
EBITDA                                    28         24          7         29%
--------------------------------------------------------------------------------

---------------------------
POLYAMIDE
--------------------------------------------------------------------------------
Net Sales                              1,373      1,347      1,559        116%
--------------------------------------------------------------------------------
EBITDA before restruct.                  157        155        180        116%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %             11.4%      11.5%      11.5%
--------------------------------------------------------------------------------
EBITDA                                   150        149        161        108%
--------------------------------------------------------------------------------

---------------------------
ACETOW
--------------------------------------------------------------------------------
Net Sales                                424        415        393         95%
--------------------------------------------------------------------------------
EBITDA before restruct.                  100         98         90         92%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %             23.5%      23.5%      22.9%
--------------------------------------------------------------------------------
EBITDA                                    99         97         90         93%
--------------------------------------------------------------------------------

---------------------------
ECO SERVICES
--------------------------------------------------------------------------------
Net Sales                                213        193        201        104%
--------------------------------------------------------------------------------
EBITDA before restruct.                   69         64         56        104%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %             32.5%      33.0%      27.6%
--------------------------------------------------------------------------------
EBITDA                                    68         63         55         87%
--------------------------------------------------------------------------------

---------------------------
PPA
--------------------------------------------------------------------------------
Net Sales                                366        359        343         96%
--------------------------------------------------------------------------------
EBITDA before restruct.                   22         22         14         64%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %              6.0%       6.1%       4.0%
--------------------------------------------------------------------------------
EBITDA                                    22         22        -14         N/A
--------------------------------------------------------------------------------

---------------------------
RPS
--------------------------------------------------------------------------------
Net Sales                                260        249        236         95%
--------------------------------------------------------------------------------
EBITDA before restruct.                  -26        -27        -15         56%
--------------------------------------------------------------------------------
EBITDA margin bef. rest. %             -9.9%     -10.9%      -6.5%
--------------------------------------------------------------------------------
EBITDA                                   -30        -31        -35        113%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Inter company Sales                     -143       -109       -130        119%
--------------------------------------------------------------------------------

---------------------------
CORPORATE & OTHERS
--------------------------------------------------------------------------------
EBITDA before restruct.                 -148       -150       -105         70%
--------------------------------------------------------------------------------
EBITDA                                  -172       -173       -231        134%
--------------------------------------------------------------------------------

                                    SIGNATURE



               Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: March 10, 2005                     RHODIA

                                             By:     /s/ BRUNO MOUCLIER
                                                    -----------------------
                                             Name:  Bruno Mouclier
                                             Title: Chief Financial Officer